Exhibit 23.6

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of LightBeam Electric Company on Form S-1 of our report dated April 13, 2015 related to the combined financial statements of South Nittanshead Renewables LLP and Leylodge Renewables LLP (collectively, the Muirden Energy Portfolio) as of and for the years ended December 31, 2014 and 2013 (which report expresses an unmodified opinion and includes emphasis-of-matter paragraphs relating to substantial doubt over going concern and the restatement of previously issued financial statements, as described in Note 2 and Note 10, respectively), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE LLP

London, England

April 13, 2015